Nabors Industries, Inc.

515 West Greens Road, Suite 1200

Houston, Texas 77067

Nabors Industries Ltd.

Crown House

Second Floor

4 Par-La-Ville Road

Hamilton, Bermuda HMO8

August 24, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karina V. Dorin

Re: Nabors Industries, Inc. and Nabors Industries Ltd. Registration Statement on Form S-4 (File No. 333-226276)

Dear Mr. Dougherty:

Reference is made to the Registration Statement on Form S-4 (No. 333-226276) of Nabors Industries, Inc., a Delaware corporation (the “Company”), and the additional registrant named therein (together with the Company, the “Registrants”) initially filed with the Securities and Exchange Commission (the “Commission”) on July 23, 2018.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrants hereby request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 5:00 p.m. Eastern Time on August 28, 2018, or as soon as practicable thereafter.

[Signature page follows]

Very truly yours,

Nabors Industries, Inc.

By:	/s/ Joseph G. Walker
Name:	Joseph G. Walker
Title:	Secretary